Prospectus Supplement	Filed Pursuant to Rule 424(b)(2)
(to Prospectus dated January 29, 2004)	SEC File No. 333-112302

THIS PROSPECTUS SUPPLEMENT COMPLETELY SUPERSEDES AND REPLACES OUR PREVIOUS PROSPECTUS SUPPLEMENT DATED MARCH 10, 2004

CANYON RESOURCES CORPORATION

1,630,970 SHARES OF COMMON STOCK

     We are offering by this prospectus supplement an aggregate of 1,630,970 shares of our common stock. Our common stock is listed on the American Stock Exchange under the symbol “CAU.” The closing price for the common stock on March 17, 2004 was $4.25 per share.

     We will sell the shares of our common stock offered herby to several investors at a price of $4.37 per share, resulting in total proceeds to us of approximately $7,127,300, before deducting offering expenses payable by us. We expect to deliver the shares against payment therefore on or about March 22, 2004.

     SEE “RISK FACTORS” ON PAGE 3 OF THE ACCOMPANYING PROSPECTUS FOR VARIOUS RISKS YOU SHOULD CONSIDER BEFORE YOU PURCHASE ANY SHARES OF OUR COMMON STOCK.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus supplement is March 18, 2004

     You should rely only on the information contained or incorporated by reference in this prospectus supplement and the attached prospectus. We have not authorized any person to provide you with any information or to make any representation not contained or incorporated by reference in this prospectus supplement or the attached prospectus dated January 29, 2004. This prospectus supplement is part of, and you must read it in addition to, the attached prospectus. You should assume that the information contained or incorporated by reference in this prospectus supplement and the attached prospectus is accurate as of the date on the front cover of this prospectus supplement only.

     The distribution of this prospectus supplement and the attached prospectus, and the offering of the common stock, may be restricted in some jurisdictions. You should inform yourself about, and observe, any of these restrictions. This prospectus supplement and the attached prospectus do not constitute, and may not be used in connection with, an offer to sell or a solicitation of an offer to buy any of these shares offered hereby in any jurisdiction to any person to whom it is unlawful to make such an offer in that jurisdiction.

THE OFFERING

     On or about March 22, 2004 we will issue and sell to the investors described below, for an aggregate purchase price of approximately $7,127,300, a total of 1,630,970 shares of our common stock, $0.01 par value per share, at a purchase price of $4.37 per share.

USE OF PROCEEDS

     We will receive net proceeds from the sale of the common stock offered by us, after deducting estimated offering expenses of approximately $20,000 payable by us, of approximately $7,107,300. We intend to use all of the net proceeds from this sale of common stock to fund general corporate purposes, which may include project maintenance, development and evaluation, increasing our working capital, reducing indebtedness, and capital expenditures. Pending their uses, we intend to invest the new proceeds of this offering in interest-bearing bank accounts or in short-term, interest-bearing investment-grade securities.

PLAN OF DISTRIBUTION

     Subject to the subscription agreements between us and each of the investors, the form of which has been separately filed as an attachment to our Form 8-K dated March 18, 2004, as amended by our Form 8-KA filed on March 18, 2004, we have agreed to sell to the investors, and the investors have agreed to purchase from us, an aggregate of 1,630,970 shares of our common stock.

     Each of the investors has advised us that it is not acting as an underwriter, placement agent, broker or dealer in connection with its acquisition of our common stock and that it is purchasing our common stock for its own account and not with a view to distribution.

PROSPECTUS

$25,000,000
Canyon Resources Corporation

Common Stock
Warrants to Purchase Common Stock

     We may offer from time to time in one or more issuances, (1) shares of our common stock and/or (2) warrants to purchase shares of our common stock. We refer to the common stock and the warrants collectively as the “Securities.” We will provide the specific terms of any Securities we actually offer for sale in supplements to this prospectus.

     The common stock and the warrants may be offered and sold separately or together. The aggregate public price of the Securities that we are offering will not exceed $25,000,000. We will offer the Securities in an amount and on terms that market conditions will determine at the time of the offering.

     You should read this prospectus and the relevant prospectus supplement carefully before you purchase any of our Securities. This prospectus may not be used to sell our Securities unless accompanied by a prospectus supplement.

     We may sell our Securities directly to you, through agents we select, or through underwriters or dealers we select. If we use agents, underwriters or dealers to sell our Securities, we will name them and describe their compensation in a prospectus supplement. The net proceeds we expect to receive from these sales will be included in the prospectus supplement.

     Our common shares are traded on the American Stock Exchange under the symbol “CAU.” On January 27, 2004 the closing price of our stock was $3.69.

     The acquisition and ownership of our Securities involves a high degree of risk. Only investors who are able to afford the risk of loss of their entire investment should purchase our Securities. See “Risk Factors” beginning on page 3 of this prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

     The mailing address and telephone number of our principal executive office is 14142 Denver West Parkway, Suite 250, Golden, Colorado, 80401 and 303/278-8464.

     This prospectus is dated January 29, 2004.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
RISK FACTORS
THE COMPANY
RECENT DEVELOPMENTS
USE OF PROCEEDS
PLAN OF DISTRIBUTION
DESCRIPTION OF OUR COMMON STOCK
DESCRIPTION OF COMMON STOCK WARRANTS
EXPERTS
LEGAL MATTERS
WHERE YOU CAN FIND MORE INFORMATION AND INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Some of the information included in this prospectus and other materials filed or to be filed by us with the Securities and Exchange Commission (the “SEC”) (as well as information included in statements made or to be made by us or our representatives) contains or may contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These statements can be identified by the fact that they do not relate strictly to historical or current facts and may include the words “may,” “could,” “should,” “would,” “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” or other words or expressions of similar meaning. We have based these forward-looking statements on our current expectations about future events. The forward-looking statements include statements that reflect management’s beliefs, plans, objectives, goals, expectations, anticipations and intentions with respect to our financial condition, results of operations, future performance and business, including statements relating to our business strategy and our current and future development plans.

     Forward-looking statements are included in this prospectus and other materials filed or to be filed by us with the SEC (as well as information included in other statements made or to be made by us or our representatives). Although we believe, at the time made, that the expectations reflected in all of these forward-looking statements are and will be reasonable, any or all of the forward-looking statements in this prospectus, our Annual Report on Form 10-K and in any other public statements that are made may prove to be incorrect. This may occur as a result of inaccurate assumptions or as a consequence of known or unknown risks and uncertainties. Many factors discussed in this prospectus, some of which are beyond our control, will be important in determining our future performance. Consequently, actual results may differ materially from those that might be anticipated from forward-looking statements. In light of these and other uncertainties, you should not regard the inclusion of a forward-looking statement in this prospectus or other public communications that we might make as a representation by us that our plans and objectives will be achieved, and you should not place undue reliance on such forward looking statements.

     We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. However, your attention is directed to any further disclosures made on related subjects in our subsequent reports filed with the SEC on Forms 10-K, 10-Q and 8-K.

RISK FACTORS

THE PURCHASE OF OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK FOR THE INVESTOR. EACH POTENTIAL INVESTOR SHOULD CONSIDER CAREFULLY, AMONG OTHER THINGS, THE FOLLOWING RISK FACTORS THAT MAKE THE SECURITIES OFFERED HEREBY A SPECULATIVE INVESTMENT. YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISKS BEFORE PURCHASE OF THE SECURITIES.

SPECIFIC RISKS RELATED TO US

     Montana Regulatory Authorities May Impose Reclamation Requirements On Our Closure of the Kendall Mine That Would Significantly Increase Our Funding Requirements for Such Closure. Our subsidiary, CR Kendall, has spent approximately $7.8 million on reclamation and closure activities at the Kendall Mine through December 31, 2003, and expects to spend an additional $1.3 million through mine closure. In 1999 and 2000, the Montana Department of Environmental Quality (DEQ) revised the required reclamation bond amount from the existing $1.9 million to approximately $14.2 million. We believe the revised bond amount exceeds the cost of remaining work and our subsidiary filed an administrative appeal to the DEQ’s actions. In February 2001, our subsidiary, CR Kendall, entered into an agreement with the DEQ under which the $1.9 million supporting the bond was transferred to an interest bearing account at the DEQ for use in continuing reclamation at the Kendall minesite and the appeals regarding bond amounts were stayed.

     In January 2002, the Company became aware that the DEQ intends to proceed with an Environmental Impact Statement (EIS) to determine the closure requirements for final reclamation at our Kendall Mine. Depending on the outcome of an EIS, the reclamation costs may vary from our current estimate. The release of our financial obligation on the property will only take place once the regulatory agencies have given final approval to all closure measures and are satisfied that the mine has met all reclamation requirements. There is no assurance of agency satisfaction with mine closure. The amounts necessary to achieve a final mine closure may be impacted by the outcome of the described pending matters and we may not have sufficient funds to complete the Kendall reclamation if such matters are resolved adversely to us.

     In mid-September 2003, we received a Sixty Day Notice of Intent to Sue pursuant to the Federal Clean Water Act. This notice was from two environmental groups. In addition to naming us, the notice also named the State of Montana Department of Environmental Quality and the U. S. Environmental Protection Agency. The notice claims there have been unaddressed violations under the Clean Water Act at the former mine site. We believe these contentions to be without merit. The Sixty Day Notice period has lapsed and no suit has been filed as of January 23, 2004.

     Unfavorable Resolutions Of The McDonald Lawsuits Would Prevent Us From Developing The Project Or Realizing Its Value. In November 1998, the Montana electorate passed an anti-mining initiative (I-137). This initiative, as modified by the State Legislature in April 1999, bans development of new gold and silver mines, such as our McDonald Project, which use open-pit mining methods and cyanide in the treatment and recovery process. Our Seven-Up Pete Venture filed parallel lawsuits in both the Federal U.S. District Court and Montana State District Court for Lewis and Clark County in April 2000 against the State of Montana seeking to have I-137 declared unconstitutional or, alternatively, to obtain a “takings” or damage award for the lost value of the McDonald, Seven-Up Pete and Keep Cool mineral properties. The State of Montana requested dismissal of the case in both Federal and Montana State courts. In August 2001, the U.S. District Court rejected the Motion of the State of Montana to dismiss the federal lawsuit. The U.S. District Court ruling recognized our right to proceed on eight of nine claims against the State of Montana in federal court should the claims not be resolved favorably to us in the Montana State Courts. The Montana State District Court issued a ruling November 1, 2001 in response to a Motion to Dismiss and a Motion For Summary Judgment by the State of Montana. In this ruling, the Court dismissed four of the Venture’s fourteen counts. The Montana District Court held a hearing of the case on August 12, 2002, and in an order dated December 9, 2002, granted the State of Montana summary judgment on all of the remaining legal claims of the lawsuit filed by Canyon Resources and the Seven-Up Pete Venture. The court also affirmed the conclusion of the Montana Department of Natural Resources and Conservation hearing examiner in termination of the Seven-Up Pete Venture’s mineral leases with the State. On January 14, 2003, the Seven-Up Pete Venture and Canyon Resources filed an appeal to the Montana Supreme Court of the Montana First Judicial District Court ruling on our lawsuit against the State of Montana regarding the anti-mining initiative, I-137. Oral arguments in front of the Montana Supreme Court were conducted on October 28, 2003. We believe the lawsuits will be resolved in our favor at the Montana state level or in the federal court system, with respect to the claim that I-137 is unconstitutional or the takings damage claims. However, if the lawsuits are not resolved in our favor, we may not be able to develop the McDonald or the Seven-Up Pete property.

     Failure To Extend The Life Of The Briggs Mine Would Significantly Reduce Our Gold Production. Our only income and revenue producing asset is the Briggs Mine, located in California. We placed our Briggs Mine in production in 1996 and it has produced 513,632 ounces of gold through December 31, 2003. Our current mine plan indicates that unless we find additional gold reserves, mining at the Briggs Mine will cease in early 2004 and gold production from the heap leach piles will cease in early 2005. Our failure to extend the life of the Briggs Mine would have a significant adverse effect upon our future gold production and our financial condition.

     Gold Production at Our Briggs Mine Involves Many Steps and the Amount of Gold to be Recovered is Not Known with Certainty. We produce gold at our Briggs Mine using the heap leaching process. This process involves the application of cyanide solutions by drip irrigation to ore stacked on an impervious pad. As the solution percolates through the heap, gold is dissolved from the ore into solution. This solution is collected and processed with activated carbon which precipitates the gold out of solution and onto the carbon. Through the subsequent processes of acid washing and pressure stripping, the gold is returned to solution in a more highly concentrated state. This concentrated solution of gold is then processed in an electrowinning circuit, which re-precipitates the gold onto cathodes for melting into bars. We make certain estimates regarding this overall process, the most significant of which are the amount and timing of gold to be recovered. Although we can calculate with reasonable certainty the tonnage and grades of ore placed under leach by engineering survey and laboratory analysis of drill hole samples, the recovery and timing factors are influenced by the size of the ore under leach (crushed or run-of-mine) and the particular mineralogy of a deposit being mined. We base our estimates on laboratory leaching models, which approximate the ore under leach on the heap. From this data, we estimate the amount of gold that can be recovered and the time it will take for recovery. We continually monitor the actual monthly and cumulative recovery from the heap as a check against the laboratory models, however, ultimate recovery will not be known with certainty until active leaching has stopped and pad rinsing is completed. Because it is impossible to physically measure the amount of gold under leach, we calculate, or derive the amount, by taking the difference between the cumulative estimated recoverable gold placed on the heap and the known amount of gold cumulatively produced.

     Recent California Legislation and Regulations May Prohibit Us From Developing Any Projects Adjacent To Our Briggs Mine. In April 2003, the California Legislature passed a bill which stipulates that, if a project is located within one mile of a Native American sacred site and on limited use lands within the California Desert Conservation Area (CDCA), new open-pit metal mine projects must be backfilled during reclamation and any disturbances to sacred sites must be mitigated to the sole satisfaction of the Native American tribe. Our Briggs project is located in the Panamint Range within the designated limited use land of the CDCA and the nearby Timbisha Shoshone Native American tribe has stated that they consider our entire project area to be sacred. We could be prohibited from developing any additional gold deposits in the Panamint Range due to passage of this law.

     On December 12, 2002, the California State Mining and Geology Board (CSMGB) enacted an Emergency Backfill Regulation, for 120 days, that essentially requires that all future metal mines be backfilled to the original contour of the landscape. On April 10, 2003, the CSMGB made this Backfill Regulation permanent. Because of the high cost of backfilling, this regulation essentially eliminates any potential new mines on our properties in the Panamint Range.

     We Have Significant Obligations At The Briggs Mine, Which May Adversely Impact Liquidity. Our Briggs Mine in California operates under a number of permits issued by state, local and federal agencies. Those agencies required us to post a $3.03 million reclamation bond, a $1.01 million bond to mitigate any “foreseeable release” of pollutants, and a $0.144 million reclamation bond for exploration. We have partially collateralized the Surety bonds at the Briggs Mine with $0.1 million in cash, a $0.2 million letter of credit and security interest in 28,000 acres of real property mineral interests. We also have agreed to make additional cash deposits with the Surety totaling $1.5 million over a three year period at the rate of $0.5 million per year, commencing June 30, 2001. None of the $0.5 million payments due on June 30, 2001, June 30, 2002 or June 30, 2003 were deposited with the Surety. We are in discussions with the Surety to modify the agreement. There can be no assurance that we will be able to renegotiate the agreement with the Surety and we could be subject to a potential legal proceeding by the Surety for the funds. The requirement to pay the Surety these amounts would adversely impact our liquidity and financial condition.

     We Have A History Of Losses, Which May Continue In The Future. Our operating history has resulted in losses from operations for the nine months ending September 30, 2003, as well as for the fiscal years ending December 31, 2002, 2001 and 2000. We recorded a modest profit during 1999. The Company also anticipates a loss from operations for the fiscal year ended December 31, 2003. Our Briggs Mine may be profitable during a given fiscal year; however, our operations as a whole may be unprofitable due to:

•	exploration and development costs on properties from which no revenue is derived;

•	continuing general and administrative costs; and

•	interest expense associated with debt.

     Our losses from operations are also significantly impacted by amortization of the carrying values of the McDonald and Seven-Up Pete properties, which is approximately $900,000 per year. Our Briggs Mine is scheduled to terminate mining operations in early 2004 and cease all operations with completion of leaching in 2005. We have not identified any additional sources of revenue after the production at the Briggs Mine is terminated. There can be no assurance that we will not continue to experience losses from operations in the future.

     The Price Of Our Common Stock Has A History of Volatility, Which May Prevent Shareholders From Realizing A Profit From Their Investment During Particular Time Frames. The market price for shares of our common stock may be highly volatile depending on news announcements or changes in general market conditions. In recent years, the stock market has experienced extreme price and volume fluctuations. From January 1, 2001 to December 31, 2003, our stock has traded in a range from a high of $4.32 to a low of $0.90 per share. Such volatility may prevent shareholders from realizing a profit on their investment during particular time frames.

     The Exercise Of Warrants And Conversion Of Our Existing Debentures Will Dilute Current Shareholders And May Reduce The Market Price Of The Common Stock. The total number of warrant shares that would be issued if all outstanding warrants as of December 31, 2003, to acquire our common stock were exercised is 3,699,546 shares of our common stock. The conversion of all of our outstanding debentures would result in the issuance of 1,937,667 shares of our common stock. As of December 31, 2003, there were 25,593,797 shares outstanding and the exercise of all of the warrants and conversion of all of the debentures would dilute existing shareholder’s ownership by 18%. As of September 30, 2003, book value of our Company was $1.11 per share and, if all the warrants had been exercised and debentures converted on that date, the book value would have been $0.90 per share, causing a dilution of $0.21 per share. The issuance of additional securities may also reduce the market price of the common stock.

     Future Issuances Of Common Stock Will Dilute Current Shareholders And May Reduce The Market Price Of The Common Stock. The Board of Directors has the authority to authorize the offer and sale of additional securities without the vote of or notice to existing shareholders. Based on the need for additional capital to fund expected growth, it is likely that we may issue additional securities to provide such capital, and that such additional issuances may involve a significant number of shares. The issuance of additional securities will dilute the percentage interests and may dilute the per share book value of existing shareholders, including persons purchasing securities in this offering, and may also reduce the market price of the common stock.

RISKS RELATED TO OUR MINERAL EXPLORATION AND DEVELOPMENT ACTIVITIES

     The Nature Of Mineral Exploration And Production Activities Involves A High Degree Of Risk; We Could Incur A Writedown On Our Investment In Any Project. Exploration for minerals is highly speculative and involves greater risk than many other businesses. Many exploration programs, including some of ours, do not result in the discovery of mineralization and any mineralization discovered may not be of sufficient quantity or quality to be profitably mined. Uncertainties as to the metallurgical amenability of any minerals discovered may not warrant the mining of these minerals on the basis of available technology. Our operations are subject to all of the operating hazards and risks normally incident to exploring for and developing mineral properties, such as:

•	encountering unusual or unexpected formations;

•	environmental pollution;

•	personal injury and flooding; and

•	decrease in reserves due to a lower gold price.

     If management determines that capitalized costs associated with any of our mineral interests are not likely to be recovered, we would incur a writedown on our investment in such property interest. All of these factors may result in losses in relation to amounts spent which are not recoverable. We have experienced losses of this type from time to time. In 2000, we wrote down our investment in the Briggs Mine by approximately $7.5 million.

     Our Industry Is Highly Competitive, Mineral Lands Are Scarce, And We May Not Be Able To Obtain Quality Property. In addition to us, many companies and individuals engage in the mining business, including large, established mining companies with substantial capabilities and long earnings records. There is a limited supply of desirable mineral lands available for claim staking, lease or other acquisition in the United States and other areas where we conduct exploration activities. We may be at a competitive disadvantage in acquiring mining properties since we must compete with these individuals and companies, many of which have greater financial resources and larger technical staffs. The annual exploration budgets for major mining companies typically are several million dollars. Our exploration budget for 2004 is expected to be not more than $500,000. From time to time, specific properties or areas which would otherwise be attractive to us for exploration or acquisition are unavailable due to their previous acquisition by other companies.

     Gold Prices Are Volatile And Declines Have An Adverse Effect On Our Share Price And Business Plan. The market price of minerals is extremely volatile and beyond our control. Basic supply/demand fundamentals generally influence gold prices. The market dynamics of supply/demand can be heavily influenced by economic policy. Fluctuating metal prices have a significant impact on our results of operations and operating cash flow. Furthermore, if the price of a mineral should drop dramatically, the value of our properties which are being explored or developed for that mineral could also drop dramatically and we might not be able to recover our investment in those properties. Our decision to put a mine into production, and commitment of the funds necessary for that purpose must be made long before the first revenues from production will be received. During the prior five years, the average annual market price of gold has fluctuated between $271 per ounce and $364 per ounce. Price fluctuations between the time that we make such a decision and the commencement of production can completely change the economics of the mine. Although it is possible for us to protect against some price fluctuations by hedging in certain circumstances, the volatility of mineral prices represents a substantial risk in which no amount of planning or technical expertise can eliminate. Generally, we sell gold at spot prices, unless price hedging is required in connection with project loans. The average annual spot gold price per ounce since 1999 is shown below.

1999	2000	2001	2002	2003

$279	$279	$271	$310	$364

     We Must Comply With Complex Environmental Regulations Which Are Increasing And Costly. Compliance with environmental quality requirements and reclamation laws imposed by federal, state, provincial, and local governmental authorities may:

•	require significant capital outlays;

•	may materially affect the economics of a given property; and

•	may cause material changes or delays in our intended activities.

     These authorities may require us to prepare and present data pertaining to the effect or impact that any proposed exploration for or production of minerals may have upon the environment. The requirements imposed by any such authorities may be costly, time consuming, and may delay operations. Future legislation and regulations designed to protect the environment, as well as future interpretations of existing laws and regulations, may require substantial increases in equipment and operating costs by us and delays, interruptions, or a termination of operations. We cannot accurately predict or estimate the impact of any such future laws or regulations, or future interpretations of existing laws and regulations, on our operations. Historic mining activities have occurred on certain of our properties. If such historic activities have resulted in releases or threatened releases of regulated substances to the environment, potential for liability may exist under federal or state remediation statutes. Except as discussed in this prospectus and our reports filed with the Securities and Exchange Commission, we are not aware of any such claims under these statutes at this time, and cannot predict whether any such claims will be asserted in the future.

     The Title To Mineral Properties Can Be Uncertain And We Are At Risk Of Loss Of Ownership. Our U.S. mineral properties consist of private mineral rights, leases covering state and private lands, leases of unpatented mining claims, and unpatented mining claims. Many of our mining properties in the United States are unpatented mining claims to which we have only possessory title. Because title to unpatented mining claims is subject to inherent uncertainties, it is difficult to determine conclusively ownership of such claims. These uncertainties relate to such things as sufficiency of mineral discovery, proper posting and marking of boundaries and possible conflicts with other claims not determinable from descriptions of record. Since a substantial portion of all mineral exploration, development and mining in the United States now occurs on unpatented mining claims, this uncertainty is inherent in the mining industry

     The present status of our unpatented mining claims located on public lands allows us the exclusive right to mine and remove valuable minerals, such as precious and base metals. We also are allowed to use the surface of the land solely for purposes related to mining and processing the mineral-bearing ores. However, legal ownership of the land remains with the United States. We remain at risk that the mining claims may be forfeited either to the U.S. or to rival private claimants due to failure to comply with statutory requirements.

     Legislation Has Been Proposed That Would Significantly Affect The Mining Industry. Members of the U.S. Congress have repeatedly introduced bills which would supplant or alter the provisions of the Mining Law of 1872. As of January 23, 2004, no such bills have passed. If enacted, much legislation could substantially increase the cost of holding unpatented mining claims and could significantly impair our ability to develop mineral resources on unpatented mining claims. Such bills have proposed, among other things, to either eliminate or greatly limit the right to a mineral patent and to impose a federal royalty on production from unpatented mining claims. Although it is impossible to predict at this point what any legislated royalties might be, enactment could adversely affect the potential for development of such mining claims and the economics of existing operating mines on federal unpatented mining claims. Passage of such legislation could adversely affect our financial performance.

     We May Not Have Sufficient Funding For Exploration, Which May Hinder Our Growth. Historically, we have funded our exploration activities through joint venture partners as well as using our own cash resources. We have usually been successful in raising funds for our exploration activities. Additional funding from existing partners or third parties, however, may be necessary to conduct detailed and thorough evaluations of, and to develop certain properties. Our ability to obtain this financing will depend upon, among other things, the price of gold and the industry’s perception of its future price. Therefore, availability of funding is dependent largely upon factors outside of our control, and cannot be accurately predicted. We do not know from what sources we will derive any required funding. If we cannot raise additional funds as to which there can be no assurance, we will not be able to fund certain exploration activities.

     We May Not Have Sufficient Funding For Future Production, Which May Reduce Our Profitability And Growth. We will be required to expend potentially large sums if our exploration and/or development activities indicate mineable ore near our Briggs Mine or on other properties and we wish to put such properties into production. The amount of such financing could be reduced if we sell assets or enter into joint ventures on one or more of our properties. We will need to seek additional funding for the Seven-Up Pete/McDonald projects if the Montana initiative (I-137) is overturned and environmental permitting and development proceeds. However, there can be no assurance that we will be able to obtain the required funds for all or any of our projects. Failure to obtain such funds may reduce our profitability and growth.

     The Economics and Ore Grades at Current And Future Development Properties Are Uncertain, And We Could Experience A Write-down On Our Investment. Decisions as to whether any of the mineral development properties which we now hold or which we may acquire in the future contain commercially mineable deposits, and whether such properties should therefore be sold or brought into production, will depend upon the results of exploration programs and/or feasibility analyses and the recommendations of duly qualified engineers or geologists. There can be no assurance that any of the development properties we now hold, or which we may acquire, will contain a commercially mineable mineral deposit, and therefore, no assurance that we will ever generate a positive cash flow from the sale of or production operations on such properties. In addition, once we decide to place a property into production, risks still exist that the amount and grade of its reserves will not actually be as predicted. To the extent we experience lower amounts and/or grades of reserves, the costs per unit produced and profitability can be adversely affected. Depending upon the extent of such an effect in any of our properties, we could incur a writedown on our investment in any such property.

THE COMPANY

     Canyon Resources Corporation is a Colorado-based company organized in 1979 to explore, acquire, develop, and mine precious metal and other mineral properties. We are involved in all phases of the mining business from early stage exploration, exploration drilling, development drilling, feasibility studies and permitting, through construction, operation and final closure of mining projects.

     Our gold production operation is located in California and we have projects in Montana as well as in Mexico. Our exploration and development efforts have emphasized precious metals (gold and silver). After we identify and acquire mineral properties, we evaluate the properties by geologic mapping, rock sampling, and geochemical analyses. Properties we believe have favorable geologic conditions usually warrant further exploration. In almost all cases, we require exploration drilling to test the mineral potential of a property.

     Our staff and consultants further evaluate properties with a demonstrated inventory of mineralized rock. We conduct various studies including calculation of tonnage and grade, metallurgical testing, development of a mine plan, environmental baseline studies and economic feasibility studies. If economics of a project are favorable, we develop a plan of operations and submit the plan to the required governmental agencies for their review. We and the appropriate government authorities generally require vigorous environmental reviews prior to issuance of permits for the construction of a mining operation.

     We conduct a portion of our mineral exploration through joint ventures with other mining companies. We have also independently financed the acquisition of mineral properties and conducted exploration and drilling programs and implemented mine development and production from mineral properties in the western United States. In addition, we have financed and conducted exploration programs in Latin America and Africa.

RECENT DEVELOPMENTS

     During the fourth quarter of 2003, mining activities at the Briggs Mine consisted of stripping waste rock at the North Briggs layback. This stripping is estimated to be finished in January of 2004. During the fourth quarter of 2003, no new gold was loaded on the pad and as a result our losses continued to increase during this period.

     In August 2002, a Preliminary Injunction was issued in Montana District Court on behalf of the Plaintiff group in connection with the Company’s auction of certain mineral rights and fee lands in western Montana. In October 2002, the Court issued a Supplemental Order which sequestered up to $528,000 of any proceeds realized from the auction until such time as the lawsuit is concluded. As of December 31, 2003, $267,800 had been remitted to the Court as required by the Order. The Company filed an appeal to this Order with the Montana State Supreme Court and on December 24, 2003, the Montana State Supreme Court upheld the Order.

     On January 1, 2003, the Company became subject to the reporting requirements of Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations (SFAS No. 143). SFAS No. 143 establishes accounting and reporting standards for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. Fair value is determined by estimating the retirement obligations in the period an asset is first placed in service and then adjusting the amount for estimated inflation and market risk contingencies to the projected settlement date of the liability. The result is then discounted to a present value from the projected settlement date to the date the asset was first placed in service. The present value of the asset retirement obligation is recorded as an additional property cost and as an asset retirement liability.

     The pro forma effects on net income and per share amounts before cumulative effect of a change in accounting principle for the fiscal years ended December 31, 2002, 2001 and 2000 and the interim periods therein, as if we had adopted SFAS No. 143 at the start of the respective annual periods are presented below:

	2002

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter	Full Year

Loss before cumulative effect of change in accounting principle as reported	($2,791,600)	($1,322,300)	($142,300)	($1,117,300)	($5,373,500)
Accretion expense	(45,800)	(45,800)	(45,800)	(45,800)	(183,200)
Additional depreciation expense	(44,900)	(30,000)	(56,200)	(63,700)	(194,800)
Reduction for reclamation accrual in cost of sales	49,400	32,900	61,800	69,900	214,000

Pro forma loss before cumulative effect of change in accounting principle	($2,832,900)	($1,365,200)	($182,500)	($1,156,900)	($5,537,500)

Basic and diluted loss per share before cumulative effect of change in accounting principle:
As reported	($0.17)	($0.07)	($0.01)	($0.04)	($0.29)
Pro forma	($0.17)	($0.07)	($0.01)	($0.04)	($0.29)

	2001

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter	Full Year

Loss before cumulative effect of change in accounting principle as reported	($1,301,700)	($2,248,700)	($2,743,900)	($1,151,900)	($7,446,200)
Accretion expense	(45,600)	(45,600)	(45,600)	(45,600)	(182,400)
Additional depreciation expense	(90,400)	(81,600)	(119,300)	(74,300)	(365,600)
Reduction for reclamation accrual in cost of sales	141,700	127,900	187,000	116,400	573,000

Pro forma loss before cumulative effect of change in accounting principle	($1,296,000)	($2,248,000)	($2,721,800)	($1,155,400)	($7,421,200)

Basic and diluted loss per share before cumulative effect of change in accounting principle:
As reported	($0.10)	($0.17)	($0.20)	($0.07)	($0.54)
Pro forma	($0.10)	($0.17)	($0.20)	($0.07)	($0.54)

	2000

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter	Full Year

Loss before cumulative effect of change in accounting principle as reported	($2,166,300)	($1,212,500)	($913,300)	($9,130,700)	($13,422,800)
Accretion expense	(44,600)	(44,600)	(44,600)	(44,600)	(178,400)
Additional depreciation expense	(50,000)	(77,100)	(81,300)	(80,400)	(288,800)
Reduction for reclamation accrual in cost of sales	117,000	125,800	127,700	121,500	492,000

Pro forma loss before cumulative effect of change in accounting principle	($2,143,900)	($1,208,400)	($911,500)	($9,134,200)	($13,398,000)

Basic and diluted loss per share before cumulative effect of change in accounting principle:
As reported	($0.19)	($0.10)	($0.08)	($0.78)	($1.15)
Pro forma	($0.19)	($0.10)	($0.08)	($0.78)	($1.15)

     The pro forma amounts for our retirement obligations as of January 1, 2000, December 31, 2000, December 31, 2001 and December 31, 2002 as if the provision of SFAS No. 143 had been applied to those years was $5,269,300, $4,802,300, $4,434,000, and $4,411,800, respectively.

USE OF PROCEEDS

     We cannot guarantee that we will receive any proceeds in connection with this offering. Unless a prospectus supplement indicates otherwise, we intend to use the net proceeds to be received from the sale of our Securities offered hereunder for exploration, continued funding of our existing projects, acquisition of additional projects, working capital and general corporate purposes. Pending the specific application of the net proceeds, we expect to invest such proceeds in short-term, interest-bearing instruments or other investment-grade securities.

PLAN OF DISTRIBUTION

     We may sell our Securities being offered hereby in one or more of the following ways from time to time:

•	through agents to the public or to investors;

•	to underwriters for resale to the public or to investors;

•	directly to investors; or

•	through a combination of any of these methods of sale.

     We will set forth in a prospectus supplement the terms of that particular offering of our Securities, including:

•	the name or names of any agents or underwriters;

•	the purchase price of the Securities being offered and the proceeds we will receive from the sale;

•	any over-allotment options under which underwriters may purchase additional Securities from us;

•	any agency fees or underwriting discounts and other items constituting agents’ or underwriters’ compensation;

•	any initial public offering price; and

•	any discounts or concessions allowed or reallowed or paid to dealers.

     Only the agents or underwriters named in the prospectus supplement are agents or underwriters in connection with the Securities being offered pursuant to the applicable prospectus supplement.

     The distribution of our Securities may be effected from time to time in one or more transactions, including block transactions and transactions on the American Stock Exchange or any other organized market where our Securities may be traded. Our Securities may be sold at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices relating to the prevailing market prices or at negotiated prices. The consideration may be cash or another form negotiated by the parties. Agents, underwriters or broker-dealers may be paid compensation for offering and selling our Securities. That compensation may be in the form of discounts, concessions or commissions to be received from us or from the purchase of our Securities. Dealers and agents participating in the distribution of our Securities may be deemed to be underwriters, and compensation received by them on resale of our Securities may be deemed to be underwriting discounts. If such dealers or agents were deemed to be underwriters, they may be subject to statutory liabilities under the Securities Act.

     Agents may from time to time solicit offers to purchase our Securities. If required, we will name in the applicable prospectus supplement any agent involved in the offer or sale of our Securities and set forth any compensation payable to the agent. Unless otherwise indicated in the prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment. Any agent selling our Securities covered by this prospectus may be deemed to be an underwriter, as that term is defined in the Securities Act.

     If underwriters are used in a sale, our Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale, or under delayed delivery contracts or other contractual commitments. Our Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. If an underwriter or underwriters are used in the sale of our Securities, an underwriting agreement will be executed with the underwriter or underwriters at the time an agreement for the sale is reached. The applicable prospectus supplement will set for the managing underwriter or underwriters, as well as any other underwriter or underwriters, with respect to a particular underwritten offering of our Securities, and will set forth the terms of the transactions, including compensation of the underwriters and dealers and the public offering price, if applicable. The prospectus and prospectus supplement will be used by the underwriters to resell our Securities.

     If a dealer is used in the sale of our Securities, we or an underwriter will sell our Securities to the dealer, as principal. The dealer may then resell our Securities to the public at varying prices to be determined by the dealer at the time of resale. To the extent required, we will set forth in the prospectus supplement the name of the dealer and the terms of the transactions.

     We may directly solicit offers to purchase our Securities and we may make the sales of our Securities directly to institutional investors or other purchasers without using underwriters or agents.

     Agents, underwriters and dealers may be entitled under agreements which may be entered into with us to indemnification by us against specified liabilities, including liabilities incurred under the Securities Act, or to contribution by us to payments they may be required to make in respect of such liabilities. If required, the prospectus supplement will describe the terms and conditions of such indemnification or contribution. Some of the agents, underwriters or dealers, or their affiliates may be customers of, engage in transactions with or perform services for us or our subsidiaries in the ordinary course of business.

     Our common stock is currently listed on the American Stock Exchange under the symbol “CAU” and we intend to list any shares of our common stock issued under this prospectus on the American Stock Exchange. Unless we indicate differently in a prospectus supplement, however, we will not list any warrants issued under this prospectus on any securities exchange and we will not list any shares of our common stock issued under this prospectus on any securities exchange other than the American Stock Exchange. If we sell a security offered under this prospectus to an underwriter for public offering and sale, the underwriter may make a market for that security but is not obligated to do so.

DESCRIPTION OF OUR COMMON STOCK

     Our authorized capital stock consists of 50,000,000 shares of common stock, par value $0.01 per share. As of December 31, 2003, there were approximately 25,593,797 shares of common stock issued and outstanding. Holders of common stock are entitled to one vote for each share held in the election of directors and on all other matters submitted to a vote of stockholders and do not have any cumulative voting rights.

     Holders of common stock are entitled to receive ratably such dividends, if any, when, as and if declared by the board of directors out of funds legally available therefore, subject to any preferential dividend rights of any outstanding preferred stock.

     Upon the liquidation, dissolution, or winding up of our company, the holders of common stock are entitled to receive ratably the net assets of the company available after payment of all debts and other liabilities, subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption, or conversion rights. The outstanding shares of common stock are, and the shares offered by us by any prospectus supplement accompanying this prospectus will be, when issued and paid for, fully paid and non-assessable.

     We are subject to Section 203 of the Delaware General Corporation Law, and anti-takeover law. In general, Section 203 prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	prior to that date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by persons who are directors and also officers and by excluding employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to that date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock that is not owned by the interested stockholder.

     Our Certificate of Incorporation and Bylaws contain certain measures designed to make it more difficult and time-consuming to change majority control of our Board of Directors and to reduce our vulnerability to an unsolicited take over offer, particularly an offer which does not contemplate the acquisition of all our outstanding shares or which does contemplate the restructuring or sales of all or part of our assets. These measures include:

•	classification of the Board of Directors into three classes, each class to serve staggered three year terms. The classification of the board has the effect of requiring at least two annual stockholder meetings, instead of one, to replace a majority of the members of the board of directors;

•	a provision that our directors may be removed only for cause and only with the approval of at least 66-2/3% of the shareholders entitled to vote for the election of directors;

•	a provision that any vacancy on the Board may be filled by the remaining directors then in office, though less than a quorum; and

•	a provision requiring a 66-2/3% shareholder vote to amend or repeal, or to adopt any provision inconsistent with these measures.

     The foregoing measures may have certain negative consequences, including an adverse effect on the ability of our shareholders or other individuals to:

•	change the composition of the incumbent board of directors;

•	benefit from certain transactions which are opposed by the incumbent board of directors; and

•	make a tender offer or otherwise attempt to gain control of us, even if such attempt was beneficial to us and our shareholders.

     Since such measures may also discourage accumulations of large blocks of our stock by purchasers whose objective is to have such stock repurchased at a premium, they could tend to reduce the temporary fluctuations in the market price of our stock which are caused by such accumulations. Accordingly, shareholders may be deprived of certain opportunities to sell their stock at a temporarily higher market price. The provisions relating to the removal of directors and the filling of vacancies will reduce the power of shareholders, even those with a majority interest in us, to remove incumbent directors and to fill vacancies on the board of directors.

     In addition, in March of 1997, our Board adopted a Shareholder Rights Agreement designed to protect and maximize the value of our outstanding equity interest in the event of an unsolicited attempt by an acquiror to take us over, in a manner or on terms not approved by the Board. Takeover attempts frequently include coercive tactics to deprive a corporation’s Board of Directors and its shareholders of any real opportunity to determine the destiny of the corporation. The Board believes these tactics unfairly pressure shareholders, squeeze them out of their investment without giving them any real choice, and deprive them of the full value of their shares. The Shareholder Rights Agreement, however, may have the effect of rendering more difficult or discouraging any acquisition of us deemed undesirable by the Board. The Shareholder Rights Agreement will cause substantial dilution to a person or group that attempts to acquire us on terms or in a manner not approved by the Board, except pursuant to an offer conditioned upon the elimination, purchase or redemption of the rights provided for in the Shareholder Rights Agreement.

     The transfer agent for our common stock is Computershare Trust Company, Golden, Colorado.

DESCRIPTION OF COMMON STOCK WARRANTS

     We may issue, together with common stock, or separately, warrants for the purchase of our common stock. The terms of each warrant will be discussed in the applicable prospectus supplement relating to the particular series of warrants. The form(s) of certificate representing the warrants, will be, in each case, filed with the Securities and Exchange Commission as an exhibit to a document incorporated by reference in the registration statement of which this prospectus is a part on or prior to the date of any prospectus supplement relating to an offering of the particular warrant.

     The prospectus supplement relating to any series of warrants that are offered by this prospectus will describe, among other things, the following terms to the extent they are applicable to that series of warrants:

•	the procedures and conditions relating to the exercise of the warrants;

•	the number of shares of our common stock, if any, issued with the warrants;

•	the date, if any, on and after which the warrants and any related shares of our common stock will be separately transferable;

•	the offering price of the warrants, if any;

•	the number of shares of our common stock which may be purchased upon exercise of the warrants and the price or prices at which the shares may be purchased upon exercise;

•	the date on which the right to exercise the warrants will begin and the date on which the right will expire;

•	a discussion of the material United States federal income tax consideration applicable to the exercise of the warrants;

•	call provisions of the warrants, if any; and

•	any other material terms of the warrants.

     Each warrant may entitle the holder to purchase for cash, or, in limited circumstances, by effecting a cashless exercise for, the number of shares of our common stock at the exercise price that is described in the applicable prospectus supplement. Warrants will be exercisable during the period of time described in the applicable prospectus supplement. After that period, unexercised warrants will be void. Warrants may be exercised in the manner described in the applicable prospectus supplement.

     A holder of a warrant will not have any of the rights of a holder of our common stock before the common stock is purchased upon exercise of the warrant. Therefore, before a warrant is exercised, the holder of the warrant will not be entitled to receive any dividend payments or exercise any voting or other rights associated with shares of our common stock which may be purchased when the warrant is exercised.

EXPERTS

     The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2002 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

     Certain legal matters with respect to the legality of the securities offered and the organization and existence of our Company have been passed upon for us by the Law Office of Reed & Reed P.C., 4450 Arapahoe Avenue, Suite 100, Boulder, Colorado 80303.

WHERE YOU CAN FIND MORE INFORMATION AND INCORPORATION OF
CERTAIN DOCUMENTS BY REFERENCE

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document that we file at the Securities and Exchange Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Reports, proxy statements and other information regarding issuers that file electronically with the Securities and Exchange Commission, including our filings, are also available to the public from the Securities and Exchange Commission’s web site at http://www.sec.gov.

     Our common stock is listed on the American Stock Exchange and our reports, proxy statements and other information can also be inspected at the office of the American Stock Exchange, 86 Trinity Place, New York, New York 10006.

     We have filed with the Securities and Exchange Commission a registration statement on Form S-3 under the Securities Act of 1933. This prospectus is a part of the registration statement and constitutes a prospectus of our Company for the common shares being offered hereby. As allowed by the Securities and Exchange Commission rules, this prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

     The Securities and Exchange Commission allows us to “incorporate by reference” the information we file with them, which means that we can disclose important business and financial information about us to you that is not included in or delivered with this prospectus by referring you to those documents.

     The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the Securities and Exchange Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any filing we will make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 following the date of this prospectus and prior to the termination of the offering of our common shares:

▶	our annual report on Form 10-K, filed by us on April 16, 2003 for the fiscal year ended December 31, 2002;

▶	an amendment to our 2002 annual report on Form 10-K, filed by us on May 28, 2003;

▶	a current report on Form 8-K filed by us on March 11, 2003;

▶	a current report on Form 8-K filed by us on August 14, 2003;

▶	a current report on Form 8-K filed by us on October 7, 2003;

▶	a current report on Form 8-K filed by us on November 14, 2003;

▶	our quarterly report on Form 10-Q filed by us for the quarter ended March 31, 2003;

▶	our quarterly report on Form 10-Q filed by us for the quarter ended June 30, 2003;

▶	our quarterly report on Form 10-Q filed by us for the quarter ended September 30, 2003;

▶	our Definitive Proxy Statement filed by us for the 2003 Annual Meeting of Shareholders;

▶	a description of our common stock contained in the Registration Statement 8-A as declared effective by the Securities and Exchange Commission on March 18, 1986.

     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Canyon Resources Corporation
14142 Denver West Parkway, Suite 250
Golden, Colorado 80401
303/278-8464

     We have not authorized anyone to give any information or make any representations about us that differs from or adds to the information in this prospectus or in our documents or the documents that we publicly file with the Securities and Exchange Commission. Therefore, if anyone does give you different or additional information, you should not rely on it.

     The information contained in this prospectus speaks only as of its date unless the information specifically indicates that another date applies.

     We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. You must not rely on any unauthorized information. This prospectus does not offer to sell or buy any shares in any jurisdiction where it is unlawful.